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www.torys.com

Mile T. Kurta
mkurta@torys.com
P. 212.880.6363

February 26, 2014

Mr. David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-3561

Re:	Brookfield Office Properties Inc.
Amendment No. 1 to Schedule 13E-3
Filed by Brookfield Property Partners L.P. et al.
Filed January 27, 2014
File No. 005-59615
Brookfield Property Partner L.P.
Amendment No. 1 to Form F-4
Filed January 27, 2014
File No. 333-193046

Dear Mr. Orlic:

On behalf of our client, Brookfield Property Partners L.P. (“Brookfield Property Partners”), Brookfield Property Split Corp., Brookfield Office Properties Exchange LP and Brookfield Asset Management Inc. (collectively, the “BPY Filing Persons”), the BPY Filing Persons are responding to the comment of the Staff of the Office of Mergers and Acquisitions (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) included in the Staff’s letter, dated February 24, 2014, regarding the Schedule 13E-3 (the “Schedule 13E-3”) of Brookfield Office Properties Inc. (“BPO”) filed on February 12, 2014 and BPO’s Schedule 14D-9F (the “Schedule 14D-9F”) filed on February 12, 2014 in connection with Brookfield Property Partners’ offer to purchase any or all outstanding common shares of BPO (the “Offer”).

For your convenience, the Staff’s comment is set forth in bold, followed by the response. Capitalized terms used but not defined have the meanings specified in Brookfield Property Partners’ Registration Statement on Form F-4 (the “Registration Statement”) filed in connection with the Offer.

Amendment No. 1 to Schedule 13E-3

Exhibit (c)(5)

1.                                      We note your response to comment 2 of our letter dated February 18, 2014, addressed to your affiliate Brookfield Office Properties Inc. In your response, you state that the standalone projections of Brookfield Property Partners L.P. appearing on page 34 of Exhibit (c)(5) to the Schedule 13E-3 filed by Brookfield Office Properties Inc. are not material. Please advise whether these projections were used by Morgan Stanley in its dividend discount model with respect to that entity, in order to derive a fair market value for the BPY units. If so, please provide a materiality analysis.

Response:

Brookfield Property Partners respectfully advises the Staff that Morgan Stanley did use the dividend metrics included in the standalone projections disclosed on page 34 of Exhibit (c)(5) to BPO’s Schedule 13E-3 (the “Preliminary Valuation Report”) in its preliminary dividend discount model (“DDM”) presented on page 43 of the Preliminary Valuation Report; however, Brookfield Property Partners remains of the view that the standalone projections of Brookfield Property Partners are not material for the following reasons:

1.  The standalone projections were not utilized by Morgan Stanley for purposes of its final valuation analysis. In the summary of valuations and fairness opinion located on page 12 of the Directors’ Circular, it is disclosed that the December 3, 2013 Preliminary Valuation Report “did not present any findings, make any representations or constitute an opinion of Morgan Stanley in any respect” and was merely a presentation of the data and analyses used by Morgan Stanley in “formulating its preliminary perspective” with respect to the valuation. Therefore, the DDM analysis using the standalone projections was not used by Morgan Stanley to derive the fair market value for Brookfield Property Partners units—it was merely used to formulate a preliminary perspective. After the December 3, 2013 presentation, Morgan Stanley did not utilize the standalone projections in any of its valuation analyses, which evidences that the standalone projections were not material; instead, Morgan Stanley utilized the Adjusted Financial Projections that were prepared on a pro forma basis.

2.  While the dividend metrics contained in the standalone projections disclosed on page 34 of the Preliminary Valuation Report were used in the DDM analysis, the other line items included in the standalone projections — Cash FFO, Total Investing Activities, Total Financing Activities, Total Other and Cash Generated—were not used in the DDM analysis for purposes of determining the fair market value of the Brookfield Property Partners units. In Morgan Stanley’s DDM analysis, the total present value of dividends presented on page 43 of the Preliminary Valuation Analysis was based on the projected dividends during the periods presented. The terminal value was calculated using the perpetuity growth method based on dividends paid in the future (and not on projected FFO or cash flow). Therefore, the only projected standalone data used by Morgan Stanley in its DDM analysis was projected dividends per unit (and the corresponding discount thereof). From a quantitative standpoint, the projected dividends from 2014 to 2017 disclosed in the standalone projections are consistent with the Adjusted Financial Projections and other disclosure in the Registration Statement as the dividends paid in each year presented are based on the $1.00 per unit dividend target as well as the target payout of 80% of FFO.

3.  As disclosed on page C-14 of the Registration Statement, Morgan Stanley “relied primarily on the NAV approach and its review of the valuation reference points such as the trading range of BPY Units and IFRS NAV valuations for [Brookfield Property Partners] and its various holdings” in determining the fair market value of Brookfield Property Partners units. As further disclosed on page C-23 of the Registration Statement, the DDM analysis was not primarily relied upon “given the sensitivity of the analysis to terminal value and cost of equity assumptions” (assumptions which possess an inherent uncertainty).

4.    The standalone projections do not reflect the projections of Brookfield Property Partners on a pro forma basis after giving effect to the transactions, whereas the Base Case Financial Projections and the Adjusted Financial Projections (both of which have been disseminated to BPO shareholders) do give pro forma effect to the transactions. The pro forma projections provide BPO shareholders with a better understanding of their investment in units of Brookfield Property Partners than projections prepared on a standalone basis and are therefore more relevant to a BPO shareholder in making its investment decision whether to tender to the Offer.

For the reasons cited above, Brookfield Property Partners is of the view that the standalone projections included on page 34 of the Preliminary Valuation Analysis are not material and therefore would not need to be separately disseminated to BPO shareholders..

*    *    *    *

The BPY Filing Persons each acknowledge that:

•                                          the BPY Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the BPY Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information in connection with the filings, please do not hesitate to contact the undersigned at (212) 880-6363.

Very truly yours,

/s/ Mile T. Kurta

cc:  John Stinebaugh